Filed pursuant to 424(b)(3)

Registration No. 333-175340

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 2 DATED MAY 16, 2012

TO THE PROSPECTUS DATED APRIL 17, 2012

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated April 17, 2012 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 3, 2012. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

A. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following subsection is inserted after the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions—IN/PA Industrial Portfolio” on page 87 of the Prospectus. The disclosure in Section A of Supplement No. 1, dated May 3, 2012, is hereby superseded:

Cactus Distribution Centers

On May 10, 2012, one of our wholly-owned subsidiaries acquired a 100% fee interest in two industrial buildings aggregating approximately 1.6 million square feet on 96.4 acres. The buildings are located in Phoenix, Arizona, which we refer to collectively herein as the “Cactus Distribution Centers.” In connection with this acquisition, an agreement of purchase and sale was entered into by and between IIT Acquisitions LLC, as buyer, K.T. Riverside I LLC and K.T. Riverside, LLC, together as sellers. The Cactus Distribution Centers are fully leased to two tenants with an average remaining lease term (based on square feet) of 8.1 years. Both tenants in the Cactus Distribution Centers individually lease more than 10% of the rentable area of the Cactus Distribution Centers, as described below:

•

Amazon.com.AZDC, LLC, an electronic commerce company, leases approximately 1.2 million square feet, or approximately 76% of the portfolio’s rentable area, under a lease that expires in April 2021 with five options to extend the lease for a period of five years each. The annual base rent under the lease is currently approximately $4.6 million and is subject to annual rent escalations of approximately 2.0% thereafter beginning in October 2012.

•

Home Depot U.S.A., Inc., a retailer of home improvement products, leases approximately 0.4 million square feet, or approximately 24% of the portfolio’s rentable area, under a lease that expires in May 2017 with two options to extend the lease for a period of five years each. The annual base rent under the lease is currently approximately $1.9 million and is subject to annual rent escalations of approximately 2.5% thereafter beginning in June 2012.

In general, the tenants will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs of the property.

Our management currently believes that the Cactus Distribution Centers are suitable for their intended purpose and has no immediate plans for material renovations or other capital improvements, and the Cactus Distribution Centers will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Cactus Distribution Centers that may compete with this portfolio. If acquired, the cost of the Cactus Distribution Centers (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total aggregate purchase price was approximately $131.7 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. We estimate that the purchase price capitalization rate is approximately 7.0%. Pursuant to the terms of the Advisory Agreement, we paid an acquisition fee to the Advisor of approximately $1.3 million, equal to 1.0% of the purchase price of this transaction. We funded the acquisition using proceeds from this offering.

The following table shows the weighted-average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Cactus Distribution Centers for each of the past five years ended December 31:

Year Ended December 31	Weighted-Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (1)
2007(2)	100%	$4.50
2008(2)	24%	$4.61
2009	24%	$4.73
2010	100%	$4.05
2011	100%	$4.11

(1)	Average effective annual gross rent per lease square foot for each year is calculated by dividing such year’s gross total rental revenue (excluding operating expense recoveries) by the weighted-average square footage under lease during such year.
(2)	The second building was constructed in 2008.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the next 10 years, as of the acquisition date, for the Cactus Distribution Centers:

	Number of Leases	Gross Leasable Area		Annualized Base Rental Income of Expiring Leases (1)	Percent of Total Annualized Base Rental Income
Year		Approximate Square Feet	Percent of Total Leasable Area
2012	—	—	—	—	—
2013	—	—	—	—	—
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
2017	1	376,760	24%	$1,871,426	29%
2018	—	—	—	—	—
2019	—	—	—	—	—
2020	—	—	—	—	—
2021	1	1,207,021	76%	$4,634,961	71%

(1)	Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of the acquisition date, multiplied by 12. If free rent is granted, then the first month with a positive rent value is used.